September 25, 2012

VIA EDGAR
Perry Hindin, Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:          SMSA Treemont Acquisition Corp.
Schedule 13E-3, filed on August 10, 2012
File No. 5-85894

Dear Mr. Hindin:

The Filing Persons (as defined in the Schedule 13E-3, as amended) are electronically transmitting hereunder our proposed responses to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission dated September 7, 2012, regarding the Schedule 13E-3 filed on August 10, 2012 (the “Schedule 13E-3”).  A marked version of Amendment No. 1(“Amendment No. 1”) to the Schedule 13E-3 is enclosed herewith reflecting all changes to Schedule 13E-3
.
Schedule 13E-3

General

1.	Given the nature of the transaction, please advise why SMSA is not listed as a signatory to the Schedule 13E-3 signature page and included as a filing person.

We have included SMSA as a Filing Person and added it as a signatory to the Schedule 13E-3/A signature page.

2.
We note that Mr. Binglong Qiao and Lingfa Huang are included in the definition of Contributing Shareholders on page 1. Please tell us why they are not affiliates engaged in the going private transaction.

We have included Mr. Binglong Qiao and Lingfa Huang as Filing Persons and added both as signatories to the Schedule 13E-3/A signature page.

3.
Please note that each filing person must comply individually with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. Please include all of the information required by Schedule 13E-3 and its instructions for all filing persons added in response to the preceding comments. For example, please provide the information required by Instruction 3 to Item 1013 of Regulation M-A for each filing person referenced in the preceding comment. As another example, a statement is required as to whether each filing person believes the going-private transaction to be fair to unaffiliated security holders and an analysis of the material factors relied upon to reach such a conclusion. Please refer to Item 8 of Schedule 13E-3, Item 1014 of Regulation MA and Question and Answer NO.5 of Exchange Act Release No. 34-17719 (April 13, 1981). To the extent applicable, the affiliates may adopt the analysis and conclusions of another filing party on the Schedule 13E-3. In addition, please be sure that each new filing person signs the Schedule 13E-3. Finally, please note that joint filings covering two or more of the filing persons are permissible. Please refer to Section 117.02 of our Compliance and Disclosure Interpretations for Going Private Transactions, which are available on our website.

We have included SMSA, Mr. Binglong Qiao and Lingfa Huang as Filing Persons. We have provided disclosure with regard to the effect of the proposed merger on the Contributing Shareholders’ interest in the net book value and net income of SMSA in terms of both dollar amount and percentages.  We have added additional disclosure with regard to each Filing Persons’ belief that the proposed merger is fair to the unaffiliated stockholders and the analysis of the material factors relied upon.

Fairness of the Merger, page 12

4.
Please advise us how and when Halter acquired 6% of SMSA outstanding common stock. We note that the Form 10-K filed on March 30, 2012 discloses on page 5 that New Fortress Group became a three percent shareholder of SMSA as a result of in country due diligence services it provided to SMSA in connection with the evaluation of the merits of the exchange transaction with Xiangrui.

Halter acquired 400,000 shares when Halter participated in the structure of SMSA’s reorganization.

On January 17, 2007 Treemont Management Services, Inc., a Texas corporation, and its affiliated companies (collectively "SMS Companies ”), filed a petition for reorganization under Chapter 11 of the United States Bankruptcy Code. On August 1, 2007, the bankruptcy court confirmed the First Amended, Modified Chapter 11 Plan (the “ Plan ”), as presented by SMS Companies and their creditors. During the administration of the SMS Companies bankruptcy reorganization proceedings, it became apparent that there would not be any available funds to pay the claims of the unsecured creditors.  Halter Financial Group, Inc., was contacted by the SMS Companies and agreed to participate with the SMS Companies and their creditors in structuring the Plan.  As part of the Plan, HFG provided $115,000 to be used to pay professional fees associated with the Plan confirmation process. HFG was granted an option that provided for the issuance of equity securities in each of the 23 SMS Companies, including Treemont Management Services, Inc. in satisfaction of HFG's administrative claims.  The option to acquire equity securities in lieu of repayment of the $115,000 administrative claim was exercised by HFG.  As provided in the Plan, approximately 80% of outstanding common stock of Treemont Management Services, Inc., or 400,000 shares, were issued to HFG in satisfaction of HFG's administrative claims.  The remaining 20% of outstanding common stock, or 130,612 shares, was issued to 566 holders of unsecured debt.   SMSA Treemont Acquisition Corp. was organized on May 3, 2010 as a Nevada corporation to effect the reincorporation of Treemont Management Services, Inc., mandated by the Plan. Effective May 3, 2010, HFG transferred its 400,000 Plan Shares to Halter Financial Investments L.P. (“HFI”).  Please refer to Form 10-K filed on March 14, 2011 for further details of the reorganization and Halter’s participation in the reorganization.

Currently, HFI owns 199,000 shares and 201,000 shares are held by eight entities or individuals all of whom are HFI’s affiliates.

On May 12, 2011, SMSA Treemont Acquisition Corp. sold 400,000 restricted shares of common stock to New Fortress Group, Ltd. (“New Fortress”), at a price of $0.001 per share, pursuant to a share purchase agreement in consideration for in country due diligence services provided to SMSA Treemont Acquisition Corp. in connection with the evaluation of merits of the exchange transaction with Xiangrui.

In addition, HFI, its affiliates or transferees do not have any direct or beneficial interest in New Fortress, and exercises no control over it. New Fortress does not have any ownership interest nor exercise any control over HFI, its affiliates or transferees. The Filing Persons are not aware of any relationship between HFI and New Fortress except as described in the SC 13E-3.

5.
The factors listed in paragraphs ( c), (d) and ( e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Note that to the extent the filing persons' discussion and analysis does not address each of the factors listed in Instruction 2 to Item 1014 of Regulation M-A, the filing persons must discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant. We note for example that the analysis of the filing persons does not appear to address the factors described in clauses (iv) or (vi) of Instruction 2 to Item 1014 or explain in detail why such factors were not deemed material or relevant.

We have added additional discussion regarding each factor listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A.

6.
The second to last paragraph on page 12 refers to going concern value but does not provide any substantive discussion. For example, the paragraph includes the statement that the "Filing Persons believe that the financial analyses evaluated and considered in their totality (and as discussed herein) are reflective of SMSA's going concern value." What financial analyses are being referred to here? Please also refer to the last sentence of this paragraph. Please provide support for the statement that "the $0.30 per share represents a premium to the going concern value of SMSA."

We have revised the discussion to indicate that the Filing Persons did not establish, and did not consider, a going concern value for the shares to determine the fairness of the Merger Price to the Company’s unaffiliated shareholders due to the significant expense associated with such a valuation.

Prior Stock Purchases, page 19

7.	Please provide the disclosure required by Item 1002(f) of Regulation M-A. Referring readers to the Form 8-K filed May 16, 2011 is not responsive.

We have revised the disclosure accordingly.

Contributing Shareholder, page 20

8.	This section does not include all the individuals included in the definition of Contributing Shareholders found on page 1. Please revise or advise.

We have included Mr. Binglong Qiao and Lingfa Huang in this section.

Summary Financial Information, page 29

9.
In circumstances where the filing persons elect to incorporate by reference the information required by Item 1010(a) and (b) of Regulation M-A, all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. Please revise to include the required summary financial statements.

We have included the required summary financial statement.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel Barry Grossman Esq., at (212) 370-1300.

Very truly yours, /s/ Guo Wang Guo Wang Chief Executive Officer